UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that its subsidiary COMPASS GÁS E ENERGIA S.A. disclosed, on this date, a Material Fact regarding the acquisition of a controlling interest on Sulgás, as fully presented below:

“COMPASS GÁS E ENERGIA S.A. (“Compass” or “Company”), in compliance with the provisions of CVM Resolution No. 44/2021, informs its shareholders and the market in general that, as of today, its subsidiary COMPASS UM PARTICIPAÇÕES LTDA. has taken part in the Public Auction Session the object of Auction Notice No. 01/2021, published by the GOVERNMENT OF THE STATE OF RIO GRANDE DO SUL, held at B3 S.A. – BRASIL, BOLSA, BALCÃO, for the acquisition of 51% (fifty-one percent) of the capital stock of COMPANHIA DE GÁS DO ESTADO DO RIO GRANDE DO SUL (“Sulgás”), owned by the GOVERNMENT OF THE STATE OF RIO GRANDE DO SUL (“Transaction”), after having submitted the winning bid of said Auction. The result of the auction will be disclosed by the bidding committee within the deadlines and in the manner provided for in the notice.

Completion of the Transaction is subject to compliance with certain conditions that include, but are not limited to, ratification of the outcome of the Auction and adjudication of its object after the deadline for exercising the preemptive right of other Sulgás shareholders has been observed, and after approval by the competent agencies.

Sulgás is a piped natural gas distributor in the State of Rio Grande do Sul and operates this service exclusively under a concession model, effective until August 2044. Its distribution network totals approximately 1,400 km, serving over 68,000 customers in 42 municipalities, with a distributed volume of 2 million m3/day. The investment amount for this acquisition is R$ 928 million, to be paid at its closing, subject to the adjustments provided for in the agreement.

The accumulated experience of Sulgás, added to that of Compass, which made investments to and achieved growth in its subsidiary Comgás, has the potential to create an important vector for infrastructure development in Rio Grande do Sul. As a result, the corporation benefits from this expansion of access to natural gas, ensuring the required energy security to foster economic growth in the region.”

São Paulo, October 22, 2021.

Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer